Filed Pursuant To Rule 433

Registration No. 333-209926

May 4, 2016

Gold: the ultimate safe haven, or just a shiny metal?

Posted to Advisor.ca

Dean DiSpalatro / May 3, 2016

No investment topic gets people arguing quite like gold.

It’s been much in the news of late, as governments and central banks use their wallets to express their views on the shiny yellow metal. Canada’s federal government is now a hair’s width from purging its reserves, a priority years in the making. Meanwhile, China, India and Russia, among others, are adding to their respective stashes.

Gold’s recent performance has also rekindled investor interest. “Gold for immediate delivery jumped 16% in the first three months of the year, the biggest quarterly surge since 1986,” Bloomberg reported at quarter-end. Investors have also been flocking to gold ETFs, with inflows up a robust 21%.

People invest in gold for all kinds of reasons and in different ways. Unless you’re in the speculation game, potential gold investors need to know: is it the ultimate safe haven in the event of economic calamity?

Not so precious

Potentially not—and that’s why some see the Canadian government’s move as wise. “There is nothing to support the thought that gold will have any value in a major capitalist catastrophe,” says Jay Nash, a portfolio manager at Roberts Nash Advisory Group, National Bank Financial in London, Ont.

“In traditional asset allocation, people believed you needed an allocation to gold. The thesis was that it’s a material good, and in the event of catastrophe it could be traded and would retain its value. In the modern world, that doesn’t seem to be the case anymore. The last few market corrections have shown that people don’t flock to gold the way they once did.”

This doesn’t mean Nash won’t touch it. He was long gold in 2011, but he generally avoids holding it in client portfolios. “My core issue is you aren’t paid to hold gold—there’s no dividend.”

And Nash isn’t persuaded by the argument that gold would be king if currencies became worthless. “I think it’s wise to protect yourself in the case of a global calamity. But go out and learn a [survival] skill—that should be worth more to you in Armageddon than any precious metal.”

Nothing better

Others say gold’s sheen is legitimate. “I consider gold safer than any other form of money,” says William Burt, a self-professed gold bug. “Gold is a safer investment than the debt of most governments.”

Burt knows his way around the markets. “I was working at Friedberg Mercantile Group on Black Monday in 1987; I felt very bearish about stocks then. I was short stock market futures, which [at the time] were quite new, and about 70% of my stock portfolio was on the short side. The day was such a windfall for me that I retired not long after, age 42, after nine years working at Friedberg.”

Burt’s remained an active investor in a private capacity. He likes gold both as a speculative tool and as a safe haven. “How much gold you should have in physical form, if any, is arguable,” says Burt. “I think gold ETFs are a much more practical way to have serious investable money in gold.”

The question is whether gold ETFs are fully backed by physical gold. Fact is, not all gold ETFs are created equal, so you need to ask every ETF provider you consider.

George Milling-Stanley, head of Gold Strategy at State Street Global Advisors and a key architect of SPDR Gold Shares (GLD), answers this question for the world’s largest gold ETF. “Every share is backed by physical gold in the form of 400-ounce bars stored in the vault of HSBC in London. If you value the shares it’s approximately $32 billion, and there is, not coincidentally, $32 billion worth of gold sitting in the vault in the name of the trust. It’s very simple and transparent.” (Milling-Stanley spoke with us at length on the creation and workings of GLD; click here for more.)

Burt’s fondness for gold is based in part on his not-so-favourable view of the behaviour of central banks, in particular their interest rate and money printing policies. “I think the central banks, like generals, are trying to fight a war with what worked in the previous war. What’s different [now] is demographics and the amount of debt that’s already there. The central banks must know that what they’re doing isn’t working, [but] they can’t admit that.”

Central banks think that by printing money they’re spurring inflation. “Actually, they’re causing deflation because they’re causing oversupply,” says Burt. Additional deflationary pressure comes from the challenging investment environment that’s squeezing boomers. “If we can only make 2% to 3% on our average dividend stock—it used to be 5% to 6%—we have to cut down on consumption.”

Burt sees a perfect storm: Already high government debt will be pushed higher by boomers living longer and needing more health care; the working-age population will shrink, meaning a smaller tax base. “The debt is getting worse all the time. [With] some European countries you have to pay the government to buy its debt. That’s a very important bullish argument for gold.”

He notes debt problems are not limited to governments. “There’s an awful lot of private sector debt that’s only limping along. As time goes on, what will happen is that more and more lower-rated debt gets taken behind the shed and shot like the oil debt was. Maybe that moves over to Europe where the PIGS [Portugal, Italy, Greece and Spain] get back in the news and their debt starts to rise relative to Germany’s and people’s faith in governments and government debt comes unstuck.”

Burt says that while the price of gold fluctuates, you won’t lose all your money investing in gold, as you would when a bad borrower goes bust. “And that’s why gold is the safest form of money. Anything else you do with your money that’s supposedly safe is still a loan.”

A safe haven, but not for long?

Gold has intrinsic value “because it’s an asset that isn’t someone else’s liability,” says Christopher Foster, CEO and portfolio manager at Blackheath Fund Management in Toronto.

But Foster’s no gold bug. He suggests “it’s fine as a diversifier,” but overall he’s skeptical and bearish.

He says if you “add up the sins of central bankers over the last five or 10 years, you could become convinced that we are ultimately going to have a day of reckoning. [But] in my view, central bankers have been […] doing things they shouldn’t have done since the dawn of central banking, and yet we’re still muddling along.”

And you may be betting on the wrong horse if you think gold will be a store of value, Foster argues. “It could be silver, as it was in the past. Maybe it’s going to be bitcoin, or a successor e-currency.”

But Foster appreciates the prudence underlying the gold-bug perspective. He likens it to his own worries about power failures and the elaborate precautions he’s taken. He owns a massive, costly gas-powered generator. His neighbours used to poke fun at him for it, but during the ice storm that hit Toronto a couple of winters ago, he was the one laughing as they checked into hotels.

“I had properly prepared for that unthinkable future where there was no electricity for a meaningful amount of time. And it actually happened. I was walking around with a puffy chest for weeks after that. That’s the kind of feeling gold bugs want. They want to show that they were more forward thinking, more cautious, more prudent than all of us.”

A key reason Foster’s cool on gold is he’s concerned it’ll be the target of a government crackdown at some point. “Gold is one of the last ways to launder money,” he notes, adding governments may put it under the same microscope as the 500 euro note, which is nicknamed the Bin Laden “because you know it’s out there, you know what it looks like, it moves around a lot but no one ever sees it,” as a Daily Mail article puts it.

These notes have come under fire in the U.K. because it was discovered 90% were used to facilitate illegal activities, says the same Daily Mail article. Now, the European Central Bank is floating the idea of getting rid of Bin Ladens altogether.

Foster notes gold has a long history of facilitating illegal transactions. “It was used to avoid the sanctions on Iran. Turkish companies were buying crude oil from Iran with gold. They couldn’t actually pay for it with a wire transfer because Iran was frozen out of the international settlement system, so they were using gold to buy black market crude oil from the Iranians.”

Bottom line: “Gold may become a lot less desirable if governments start doing something about [it] being used for terrorist financing and money laundering.”

Burt agrees. “There’s a risk that they would say anyone who owns physical gold is trying to hide something. They can make holding gold bars illegal (for individuals) — they did it in the United States in the 1930s. That’s not a prediction, but it’s not an impossibility.”

KEY FACTS ABOUT THE WORLD’S BIGGEST GOLD ETF

George Milling-Stanley, head of Gold Strategy at State Street Global Advisors, explains how SPDR Gold Shares (GLD) was created and how it works for investors.

Beginnings

The story begins in the year 2000. At the time, Milling-Stanley was with the World Gold Council, a non-profit promotional organization financed by gold-mining companies. “They decided they needed to do something about a gold market where 80% of each year’s demand was in jewelry, 10% in industrial, technological [and] electronic applications, and 10% in the form of investment in small bars and coins.” After extensive research, they concluded the financial industry offered the best opportunity via an ETF, which launched November 18, 2004.

Seed funding for GLD came from UBS Bank. “They agreed they would seed three baskets of shares, which was 300,000 shares of GLD. […] They bought the gold [and] delivered [it] to the [SPDR Gold] Trust. The trust took ownership—it was allocated into the SPDR Gold Trust account—and then the shares were issued to UBS. It was up to them to find buyers, which they did very easily.” Within three days there was $1 billion in AUM; after another four days it hit $2 billion.

Buying GLD

Key to buying and selling GLD is working with authorized participants, which are essentially market makers in the shares. Here is the current list of authorized participants:

•	Barclays Capital, Inc.

•	Credit Suisse Securities (USA) LLC

•	Goldman Sachs & Co.

•	Goldman Sachs Execution & Clearing, L.P.

•	HSBC Securities (USA) Inc.

•	J.P. Morgan Securities Inc.

•	Merrill Lynch Professional Clearing Corp.

•	Morgan Stanley & Co. LLC

•	RBC Capital Markets, LLC

•	Scotia Capital (USA) Inc.

•	UBS Securities LLC

•	Virtu Financial BD LLC

“Any time an authorized participant gets an order from a client, he checks the availability in the outstanding shares on the floor of the New York Stock Exchange, and typically he’s able to buy whatever he needs to fill his client’s order […]. It’s simply shares outstanding that he’s able to pick up and buy,” explains Milling-Stanley.

Things get interesting when an order’s so big that there isn’t enough liquidity on the exchange to satisfy it.

“Then the authorized participant buys gold, which conveniently settles on T+2, whereas shares settle on T+3. He makes [the gold] available to the trust at the vault of HSBC in London, which is where GLD’s gold is stored. Once that gold has been allocated into the trust’s allocated gold account, the trustee instructs Depository Trust Corporation to issue stock to [the] authorized participant, who delivers it to his client to fulfill the order. That’s the only way shares get created. A lot of ETFs have cash creations; there is no such thing as a cash creation in GLD. The shares are only created in return for gold.”

Redemptions

Owning shares in GLD doesn’t mean you can just waltz up to the HSBC vault in London—if you can find it—and exchange them for bars of gold.

One of the rules of the gold business, notes Milling-Stanley, is that wholesalers cannot interact with the retail market. “HSBC, in its role as custodian, is acting as a wholesaler. So, the custodian cannot deliver gold to individual shareholders; the only people who can create or redeem the stock are the authorized participants. So, if you have enough shares, you can approach […] an authorized participant and ask them to redeem.”

GLD’s prospectus notes redemptions can only happen “in one or more Baskets.” Since a basket equals a block of 100,000 shares, you would need at least that many to obtain physical gold from the trust via the authorized participant. (With GLD trading at roughly US$123 as of May 2, that means you would need about US$12.3 million worth of shares to make a claim on physical gold.)

Milling-Stanley emphasizes that the only asset in the SPDR Gold Trust is gold. “There is no possibility of a cash redemption because there’s no cash in the trust. The only thing the trust has to give is gold, and the only people who can give it to you are the authorized participants. If the shareholder wanted cash, he would simply sell his stock to the authorized participant and get cash. The authorized participant would then redeem the stock, and then it’s up to him whether he keeps the gold in his account at HSBC or whether he actually sells it for cash himself.”

Expenses

Because of expenses associated with administering the trust, the amount of gold that backs each share of GLD gradually decreases over time.

Milling-Stanley explains: “When we launched GLD on November 18, 2004, every single GLD share was backed by one-tenth of an ounce of gold. We incur expenses every day, […] and so that every shareholder pays his fair share, the minute a shareholder buys GLD, expenses are accrued against him. Then once a month the trust will […] sell a tiny quantity of gold in order to meet and pay those expenses. Those expenses are typically paid the moment the custodian has received cash for the small quantity of gold he sells—he disperses that cash immediately. So there’s no cash in the trust [and] no possibility of tracking error.”

In the case of GLD, the expense ratio is 40 basis points per year of average daily NAV.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.